EXHIBIT 23.2

                         INDEPENDENT AUDITORS' CONSENT

    We consent to the use in this Registration Statement of Piedmont Management Company Inc. on Form S-1 of our report dated February 2, 1995, on the consolidated balance sheets of Chartwell Re Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994, and the financial statement schedules listed in the index S-1 in respect to Chartwell Re Corporation appearing in the Prospectus, which is part of this Registration Statement.

    We also consent to the reference to us under the heading "Experts" in the Prospectus, which is part of this registration Statement.

                                          DELOITTE & TOUCHE LLP


Parsippany, New Jersey
November 15, 1995